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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the Month of August, 2002

                                  CAMTEK LTD.
                 (Translation of Registrant's Name into English)

                          Ramat Gavriel Industrial Zone
                                  P.O. Box 544
                              Migdal Haemek 23150
                                     ISRAEL
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.   Form 20-F [X]   Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act
of 1934.   Yes [  ]   No [X]

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         Attached hereto as Exhibit 99.1 and incorporated by reference herein is a report of the Registrant, announcing the results of the Registrant's rights offering to its shareholders under the prospectus dated July 24, 2002, which was filed by the registrant with the Israeli Securities Authority and the Tel Aviv Stock Exchange on August 12, 2002.

         Attached hereto as Exhibit 99.2 is a press release of the Registrant, dated as of August 13, 2002, announcing the registrant's financial results for the quarter ended June 30, 2002.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CAMTEK LTD.
                                            (Registrant)


                                            By:  /s/ Rafi Amit
                                                --------------------------------
                                                Rafi Amit,
                                                Chief Executive Officer


Dated:  August 19, 2002